UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: **April 22, 2009**

First Financial Northwest, Inc.
(Exact name of registrant as specified in its charter)

Washington	**001-3365**	**26-0610707**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

201 Wells Avenue South
Renton, Washington 98057
(Address of principal executive offices and zip code)

(425) 255-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 22, 2009, First Financial Northwest, Inc. issued its earnings release for the quarter ended March 31, 2009. A copy of the earnings release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

      99.1   Press Release dated April 22, 2009

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL NORTHWEST, INC.

DATE: April 22, 2009

By: <u>/s/Kari Stenslie</u>
    Kari Stenslie
    Chief Financial Officer

Exhibit 99.1

For Immediate Release

For more information, contact:
Victor Karpiak: (425) 255-4400

FIRST FINANCIAL NORTHWEST, INC.
REPORTS FIRST QUARTER 2009 NET INCOME OF $1.2 MILLION,
OR $0.06 PER DILUTED SHARE

Renton, Washington – April 22, 2009- First Financial Northwest, Inc. (the "Company") (Nasdaq: FFNW), the holding company for First Savings Bank Northwest ("Bank"), announced today that net income for the first quarter ended March 31, 2009 was $1.2 million or $0.06 per diluted share as compared to net income of $4.5 million for the quarter ended March 31, 2008, or $0.21 per diluted share. The decline in net income during the quarter ended March 31, 2009 was primarily the result of increases in the provision for loan losses of $1.7 million, noninterest expense of $2.1 million and a decrease in noninterest income of $1.2 million, offset by a decrease in the provision for federal income taxes of $1.7 million during the quarter ended March 31, 2009. Mr. Victor Karpiak, Chairman of the Board and our Chief Executive Officer, stated, "In light of the current economic conditions and the difficult issues facing the banking industry, we are pleased with our first quarter 2009 operating results. We intend to continue to work with our customers who are experiencing financial challenges. Our goal is to maintain our strong capital and liquidity positions while evaluating potential growth opportunities." The Bank had a very strong capital position at March 31, 2009 with Tier 1 leverage, Tier 1 risk-based and Total risk-based capital ratios of 15.65%, 23.14% and 24.40%, respectively, which represents $195.5 million, $141.0 million and $118.4 million, respectively, of capital in excess of the amount required to be "well capitalized" for regulatory purposes.

Net interest income for the quarter ended March 31, 2009, remained relatively unchanged at $8.2 million, as compared to the same period in 2008. Total interest income for the first quarter of 2009 decreased $519,000, or 3.0%, to $16.8 million from $17.3 million for the quarter ended March 31, 2008. The decline in interest income was primarily the result of foregone interest on nonperforming loans during the first quarter of 2009 of $1.1 million and to lesser extent the general decline in market interest rates, which completely offset the increase in interest income resulting from the net increase in our net loan balance over the last year. We did not have any foregone interest for the three months ended March 31, 2008. Interest earned on federal funds sold and interest-bearing deposits totaled $2,000 for the quarter ended March 31, 2009, a decrease of $534,000 from the same quarter in 2008. Cash, federal funds sold and interest-bearing deposits decreased to $37.4 million at March 31, 2009 from $85.2 million at March 31, 2008. During the first quarter of 2008, we sold a portion of our tax-exempt investment portfolio and the $62.6 million in proceeds were included in our interest-bearing deposits at March 31, 2008. These proceeds were subsequently invested in higher-yielding assets later in 2008. Our average interest-earning assets at March 31, 2009 increased $65.6 million compared to March 31, 2008. Our average net loan balance increased $133.3 million and the average balance of federal funds sold and interest-bearing deposits decreased $61.5 million as compared to the first quarter of last year. The yield on these average assets declined to 5.61% during the quarter ended March 31, 2009 from 6.12% for the same quarter in 2008. The yield on net loans receivable declined to 5.85% from 6.70% or 85 basis points, 43 basis points of which related to foregone interest in the loan portfolio with the balance of the decrease due to the general decline in interest rates. The yield on federal funds sold and interest-bearing deposits dropped to 0.08% from 3.02% reflecting the decline in interest rates over the last year.

Total interest expense for the quarter ended March 31, 2009 decreased $533,000 or 5.9% to $8.6 million from $9.1 million compared to the first quarter of 2008. Total average interest-bearing liabilities increased $91.0 million during the first quarter of 2009 as compared to the same quarter in 2008. Average deposits increased $55.6 million while the average cost of funds for deposits decreased to 3.68% from 4.36% or 68 basis points for the first quarter of 2009 as a result of the general decline in interest rates. At the same time, the average balance of advances from the Federal Home Loan Bank of Seattle ("FHLB") increased $35.4 million. The related average cost of those funds declined 33 basis points to 3.45%. While total average interest-bearing liabilities increased $91.0 million, the favorable drop in interest rates allowed us to lower our average cost of funds to 3.65% from 4.29% on a year-over-year comparison. The decline in interest rates contributed to an increase in our interest rate spread to 1.96% for the first quarter of 2009 from 1.83% for the same quarter in 2008. Our net interest margin for the quarter was negatively affected primarily by foregone interest on our nonperforming loans, resulting in a net interest margin of 2.74% for the first quarter of 2009 as compared to 2.89% for the same period in 2008.

During the quarter ended March 31, 2009, management evaluated the adequacy of the allowance for loan losses and concluded that a provision of $1.7 million was required for the quarter. In the comparable quarter in 2008, no provision for loan losses was established as management concluded the allowance was adequate at the time and no loans were charged-off during that quarter. Management calculates additions to the allowance for loan losses based on several factors that could affect the loan portfolio. Some of the factors include growth in the loan portfolio, delinquency rates and the effects of the economic environment. Although, the loan portfolio, net of undisbursed funds, declined by $6.8 million from the fourth quarter of 2008 our total nonperforming loans, net of undisbursed funds, as of March 31, 2009 increased to $80.2 million compared to $58.6 million at December 31, 2008 resulting in the increase in the provision for loan losses. The largest increase in nonaccrual nonperforming loans, net of undisbursed funds, was primarily related to the construction/land development loans which increased from $44.0 million at December 31, 2008 to $50.4 million at March 31, 2009 and a $10.6 million increase in loans 90 days or more past due and still accruing. Loans 90 days or more delinquent and still accruing are loans that are well collateralized, in the process of collection and management believes all principal and interest will be received. With the housing markets continuing to deteriorate and showing limited signs of stabilizing in the near future, we continue to aggressively monitor our real estate loan portfolio, including our construction/land development loan portfolio. Included in the provision was a $186,000 reserve for unfunded commitments which is included in other liabilities on the balance sheet. During the first quarter of 2009, collateral-dependent loans of $4.2 million were charged-off as a result of our recent FDIC examination. Specific reserves had been established for these loans in prior quarters, therefore the charge-offs had no impact on the earnings for the quarter. At March 31, 2009, the allowance for loan losses was $14.3 million compared to $17.0 million at December 31, 2008. The decline in the allowance for loan losses was due to the $4.2 million charge-off recorded in the first quarter of 2009.

Noninterest income decreased $1.2 million, or 90.5% during the first quarter of 2009 as compared to the same quarter in 2008. The decrease was primarily attributable to the $1.4 million gain on sale of investments that was realized in the first quarter of 2008. These sales were the result of our taking advantage of favorable market conditions to sell the majority of our tax-exempt investment portfolio. Investment sales in the first quarter of 2009 generated $76,000 in net gains.

Noninterest expense increased $2.1 million, or 71.8% in the first quarter of 2009 as compared to the same quarter in 2008. Salaries and employee benefits expense increased $1.3 million, or 72.6% during the first quarter of 2009 compared to the same quarter in 2008. This increase was primarily the result of additional staff and related employee benefits expense incurred as a result of us building our infrastructure throughout 2008 to accommodate growth and operate more effectively as a publicly-traded Company. Included in these benefits was $515,000 of expenses related to the equity incentive plan which was implemented in the third quarter last year, consequently these expenses did not exist in the first quarter of 2008. In addition, our FDIC and OTS assessments increased $652,000 for the three months ended March 31, 2009 compared to the same period in 2008. The increase was primarily due to increased FDIC insurance premiums.

At March 31, 2009, total assets increased $17.3 million to $1.3 billion from December 31, 2008. Federal funds sold and interest-bearing deposits increased $32.5 million at March 31, 2009 from December 31, 2008. This increase was primarily due to $6.9 million in proceeds from investment sales and the net growth in deposits during the quarter. Our loan portfolio, net of the allowance for loan losses, remained relatively unchanged decreasing $4.0 million or 0.4% during the quarter ended March 31, 2009 from December 31, 2008. Loan originations totaled: $12.6 million in one-to-four family mortgages; $800,000 and $3.4 million in commercial real estate and multifamily loans, respectively; and $1.1 million in consumer loans. Included in the one-to-four family residential loan originations are $3.3 million of permanent loans on completed projects where the builder has paid-off the construction loan and entered into a permanent loan to finance the home while it is being leased by a third party. This practice is used to help our builders maintain adequate levels of liquidity. We also originated $4.3 million in construction related loans to our merchant builders so they could continue to complete their projects and utilize their

4

existing land inventory. We are concentrating on working with our existing builders and have not expanded our customer base for this loan type. The following table presents a breakdown of our loan portfolio:

	March 31, 2009		December 31, 2008	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real Estate:				
One-to-four family residential	$ 504,663	44.96%	$ 512,446	45.05%
Multifamily residential	103,886	9.26	100,940	8.87
Commercial	259,925	23.16	260,727	22.92
Construction/land development	240,813	21.46	250,512	22.02
Total real estate	1,109,287	98.84	1,124,625	98.86
Consumer:				
Home equity	12,698	1.13	12,566	1.11
Savings account	159	0.01	205	0.02
Other	216	0.02	156	0.01
Total consumer	13,073	1.16	12,927	1.14
Total loans	1,122,360	100.00%	1,137,552	100.00%
Less:				
Loans in process	74,175		82,541	
Deferred loan fees	2,705		2,848	
Allowance for loan losses	14,294		16,982	
Loans receivable, net	$ 1,031,186		$ 1,035,181	

At March 31, 2009, nonperforming loans, net of the undisbursed portion, totaled $80.2 million. These loans represented 7.65% of total loans and 6.36% of total assets at the end of the first quarter in 2009. The following table presents a breakdown of our nonperforming loans:

	March 31, 2009	December 31, 2008	Amount of Change	% of Change
	(Dollars in thousands)			
One-to-four family residential (1)	$ 16,633	$ 10,837	$ 5,796	53.48%
Commercial real estate	9,383	3,762	5,621	149.42
Construction/land development	54,146	44,043	10,103	22.94
Consumer	50	-	50	100.00
Total nonperforming loans	$ 80,212	$ 58,642	$ 21,570	36.78%

(1) The majority of these loans are related to our merchant builders rental properties

Our nonperforming assets have increased $21.6 million during the first quarter of 2009. This increase was the result of the continued weakening of the Washington State economy. Unemployment has climbed to 9.2% and real estate market values continue to decline. Until these indicators begin to stabilize we will continue to see increases in delinquencies and nonperforming assets. The nonperforming construction/land development loans are located predominately in King County. The majority of our nonperforming one-to-four family loans are construction loans that have been converted to permanent loans. The underlying homes are used as rental properties to enhance the builder's cash flow. We did not have any real estate owned at March 31, 2009.

 Total liabilities increased $24.1 million, or 2.5%, to $978.4 million at March 31, 2009 from $954.3 million at December 31, 2008. Deposits increased $29.7 million during the quarter to $821.2 million at March 31, 2009 as a result of our practice of competitively pricing our deposit products and our enhanced marketing efforts. Advances from the FHLB totaled $148.2 million at the end of March 31, 2009, compared to $156.2 million at December 31, 2008, an $8.0 million, or 5.1% decrease.

Our total equity decreased $6.7 million, or 2.3%, to $283.4 million at March 31, 2009 from $290.1 million at December 31, 2008. This decrease was primarily the result of the cost for the repurchase of our stock of $7.5 million and cash dividends paid during the quarter of $1.7 million. These decreases were partially offset by net income for the quarter of $1.2 million, an increase in accumulated other comprehensive income of $511,000, an increase in additional paid in capital for the equity incentive plan of $515,000 and the affect of the quarterly release of the Employee Stock Ownership Plan (ESOP) shares of $234,000.

We plan to remodel our facility at 207 Wells Avenue South. The purpose of this remodel is to develop an adjoining facility which will serve as our loan center. By housing all lending staff in one location we expect future benefits to outweigh current expenditures through increased efficiencies in our lending operations, process management and credit administration. The project is expected to take nine to 12 months at a cost of approximately $8.5 million and is expected to begin in the second quarter of 2009.

First Financial Northwest, Inc. is a Washington corporation headquartered in Renton, Washington. It is the parent company of First Savings Bank Northwest; a Washington chartered stock savings bank that was originally organized in 1923. We serve the Puget Sound Region of Washington that includes King,

Snohomish, Pierce and Kitsap Counties, through our full-service banking office. We are a part of the ABA NASDAQ Community Bank Index as well as the Russell 3000 Index. For additional information about us, please visit our website at www.fsbnw.com and click on the "Investor Relations" section.

Forward-looking statements:

Certain matters discussed in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding ours mission and vision. These forward-looking statements are based upon current management expectations and may, therefore, involve risks and uncertainties. Our actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements as a result of a wide variety or range of factors including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs that may be impacted by deterioration in the housing and commercial real estate markets and may lead to increased losses and nonperforming assets in our loan portfolio, and may result in our allowance for loan losses not being adequate to cover actual losses, and require us to materially increase our reserves; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas; results of examinations of us by the Office of Thrift Supervision and our bank subsidiary by the Federal Deposit Insurance Corporation, the Washington State Department of Financial Institutions, Division of Banks or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; our ability to manage loan delinquency rates; costs and effects of litigation, including settlements and judgments; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; legislative or regulatory changes that adversely affect our business including changes in regulatory polices and principles, including the interpretation of regulatory capital or other rules; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the economic impact of war or any terrorist activities; other economic, competitive, governmental, regulatory, and technological factors affecting our operations; pricing, products and services; and other risks detailed in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2008. Any of the forward-looking statements that we make in this Press Release and in the other public statements we make may turn out to be wrong because of the inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Because of these and other uncertainties, our actual future results may be materially different from those expressed in any forward-looking statements made by or on our behalf. Therefore, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. We undertake no responsibility to update or revise any forward-looking statements.

Consolidated Balance Sheets
(Dollars in thousands, except share data)
(Unaudited)

Assets		March 31, 2009		December 31, 2008		March 31, 2008	Three Month Change	One Year Change
Cash on hand and in banks	$	2,532	$	3,366	$	6,718	(24.78) %	(62.31) %
Interest-bearing deposits		31,776		600		72,434	5,196.00	(56.13)
Federal funds sold		3,105		1,790		6,055	73.46	(48.72)
Investments available for sale		140,644		149,323		146,488	(5.81)	(3.99)
Loans receivable, net of allowance of $14,294, $16,982 and $7,971		1,031,186		1,035,181		923,593	(0.39)	11.65
Premises and equipment, net		13,182		13,026		13,156	1.20	0.20
Federal Home Loan Bank stock, at cost		7,413		7,413		4,850	0.00	52.85
Accrued interest receivable		5,794		5,532		4,915	4.74	17.88
Deferred tax assets, net		8,577		9,266		6,146	(7.44)	39.55
Goodwill		14,206		14,206		14,206	0.00	0.00
Prepaid expenses and other assets		3,367		4,737		4,397	(28.92)	(23.43)
Total assets	$	1,261,782	$	1,244,440	$	1,202,958	1.39%	4.89%
Liabilities and Stockholders' Equity								
Deposits	$	821,186	$	791,483	$	765,265	3.75%	7.31%
Advances from the Federal Home Loan Bank		148,150		156,150		110,000	(5.12)	34.68
Advance payments from borrowers for taxes and insurance		4,758		2,745		5,528	73.33	(13.93)
Accrued interest payable		494		478		84	3.35	488.10
Federal income tax payable		94		336		1,814	(72.02)	(94.82)
Other liabilities		3,736		3,140		4,828	18.98	(22.62)
Total liabilities		978,418		954,332		887,519	2.52	10.24
Commitments and contingencies								
Stockholders' Equity								
Preferred stock, $0.01 par value; authorized 10,000,000 shares, no shares issued or outstanding		—		—		—	—	—
Common stock, $0.01 par value; authorized 90,000,000 shares; issued and outstanding 20,363,120; 21,293,368 and 22,852,800 shares at March 31, 2009, December 31, 2008 and March 31, 2008		204		213		229	(4.23)	(10.92)
Additional paid-in capital		195,110		202,167		224,170	(3.49)	(12.96)
Retained earnings, substantially restricted		101,887		102,358		107,241	(0.46)	(4.99)
Accumulated other comprehensive income, net		1,398		887		313	57.61	346.65
Unearned Employee Stock Ownership Plan (ESOP) shares		(15,235)		(15,517)		(16,514)	(1.82)	(7.74)
Total stockholders' equity		283,364		290,108		315,439	(2.32)	(10.17)
Total liabilities and stockholders' equity	$	1,261,782	$	1,244,440	$	1,202,958	1.39%	4.89%

FIRST FINANCIAL NORTHWEST, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Dollars in thousands, except share data)

(Unaudited)

	Three Months Ended			Three Month	One Year
	March 31, 2009	December 31, 2008	March 31, 2008	Change	Change
Interest income					
Loans, including fees	$ 15,123	$ 15,101	$ 15,069	0.15%	0.36%
Investments available for sale	1,625	1,840	1,653	(11.68)	(1.69)
Federal funds sold and interest-bearing deposits with banks	2	11	536	(81.82)	(99.63)
Dividends on Federal Home Loan Bank stock	—	(17)	11	(100.00)	(100.00)
Total interest income	$ 16,750	$ 16,935	$ 17,269	(1.09) %	(3.01) %
Interest expense					
Deposits	7,329	7,710	8,079	(4.94)	(9.28)
Federal Home Loan Bank advances	1,246	1,159	1,029	7.51	21.09
Total interest expense	$ 8,575	$ 8,869	$ 9,108	(3.31) %	(5.85) %
Net interest income	8,175	8,066	8,161	1.35	0.17
Provision for loan losses	1,730	5,500	—	(68.55)	100.00
Net interest income after provision for loan losses	$ 6,445	$ 2,566	$ 8,161	151.17%	(21.03) %
Noninterest income (loss)					
Net gain (loss) on sale of investments	76	(51)	1,373	(249.02)	(94.46)
Other-than-temporary impairment loss on investments	—	(1,017)	—	(100.00)	(100.00)
Other	54	55	(10)	(1.82)	(640.00)
Total noninterest income (loss)	$ 130	$ (1,013)	$ 1,363	(112.83) %	(90.46) %
Noninterest expense					
Salaries and employee benefits	3,039	2,796	1,761	8.69	72.57
Occupancy and equipment	350	301	294	16.28	19.05
Professional fees	307	366	295	(16.12)	4.07
Data processing	144	135	113	6.67	27.43
FDIC/OTS assessments	682	167	30	308.38	2173.33
Other general and administrative	436	472	393	(7.63)	10.94
Total noninterest expense	$ 4,958	$ 4,237	$ 2,886	17.02%	71.79%
Income (loss) before provision (benefit) for federal income taxes	1,617	(2,684)	6,638	(160.25)	(75.64)
Provision (benefit) for federal income taxes	421	(305)	2,166	(238.03)	(80.56)
Net income (loss)	$ 1,196	$ (2,989)	$ 4,472	(140.01) %	(73.26) %
Basic earnings (loss) per share	$ 0.06	$ (0.14)	$ 0.21	N/A%	N/A%
Diluted earnings (loss) per share	$ 0.06	$ (0.14)	$ 0.21	N/A%	N/A%

9

FIRST FINANCIAL NORTHWEST, INC. AND SUBSIDIARIES
Key Financial Ratios

	At or For the Three Months Ended		
	March 31, 2009	December 31, 2008	March 31, 2008
	(Dollars in thousands, except share data)		
Performance Ratios:			
Return (loss) on assets (1)	0.39%	(0.96) %	1.52%
Return (loss) on equity (2)	1.66	(3.97)	5.73
Equity-to-assets ratio (3)	23.15	24.26	26.59
Interest rate spread (4)	1.96	1.85	1.83
Net interest margin (5)	2.74	2.71	2.89
Tangible equity to tangible assets (6)	21.57	22.43	25.34
Average interest-earning assets to average interest-bearing liabilities	126.95	128.63	132.82
Efficiency ratio (7)	59.70	60.07	30.30
Noninterest expense as a percent of average total assets	1.60	1.37	0.98
Book value per common share (8)	$ 13.92	$ 13.62	$ 13.80
Capital Ratios (9):			
Tier 1 leverage	15.65%	15.61%	16.35%
Tier 1 risk-based	23.14	23.04	24.94
Total risk-based	24.40	24.30	25.98
Asset Quality Ratios (10):			
Nonaccrual and 90 days or more past due loans as a percent of total loans	7.65%	5.56%	2.65%
Nonperforming assets as a percent of total assets	6.36	4.71	2.06
Allowance for losses as a percent of total loans	1.36	1.61	0.85
Allowance for losses as a percent of nonperforming loans	17.82	28.96	32.14
Net charge-offs to average loans receivable, net	0.41	0.04	-
Allowance for Loan Losses:			
Allowance for loan losses, beginning of the quarter	$ 16,982	$ 11,837	$ 7,971
Provision	1,544	5,500	-
Charge-offs	(4,232)	(355)	-
Recoveries	-	-	-
Allowance for loan losses, end of the quarter	$ 14,294	$ 16,982	$ 7,971
Allowance for unfunded commitments, beginning of the quarter	$ -	$ -	$ -
Provision	186	-	-
Allowance for unfunded commitments, end of the quarter	$ 186	$ -	$ -
Total allowance for loan losses including allowance for unfunded commitments	$ 14,480	$ 16,982	$ 7,971
Nonperforming Assets (10):			
Nonperforming loans			
90 days or more past due and still accruing	$ 12,657	$ 2,104	$ 1,367
Nonaccrual loans	51,041	35,720	-
Nonaccrual troubled debt restructured loans	16,514	20,818	23,431
Total nonperforming loans	$ 80,212	$ 58,642	$ 24,798
REO	-	-	-
Total nonperforming assets (NPA)	$ 80,212	$ 58,642	$ 24,798
Performing troubled debt restructured loans	$ 5,776	$ 2,226	$ -

(1) Net income divided by average total assets.

(2) Net income divided by average equity.

(3) Average equity divided by average total assets.

(4) Difference between weighted-average yield on interest-earning assets and weighted-average cost of interest-bearing liabilities.

(5) Net interest margin is calculated as net interest income

divided by average interest-earning assets.

(6) Tangible equity is equity less goodwill and other intangible assets.

(7) The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income.

(8) Outstanding shares divided by stockholders' equity.

(9) Capital ratios are for First Savings Bank Northwest only.

(10) Nonaccrual and nonperforming loans/assets and total loans are calculated net of undisbursed funds.